August 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 19, 2017
File No. 333-217519

Ladies and Gentlemen,

Lilis Energy, Inc., a Nevada corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated June 26, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, the Company is concurrently filing an amendment to the Registration Statement on Form S-1 (File No. 333-217519) (the “Amended Registration Statement”). Please note that the Amended Registration Statement has been updated to include financial statements as of and for the six months ended June 30, 2017. If the Staff would like hard copies, please so advise and the Company will provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Filed June 19, 2017

General

1.	Your response to comment 2 and your revised registration statement indicate that the offering includes common stock issuable upon conversion of the “to be established” new series of convertible preferred stock. Thus, it appears that you are attempting to register shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities. Please note that you may register shares of common stock for resale only if the issuance of the overlying convertible security was complete when the registration statement was initially filed. Insofar as none of the convertible preferred stock had been issued by that time, the underlying shares of common stock cannot be registered for resale as part of this registration statement because the preferred stock is not deemed to be currently outstanding. See Securities Act Rule 415(a)(1)(iv). Please remove the shares of common stock underlying the unissued convertible preferred stock from the registration statement and obtain a revised opinion of counsel that reflects the correct number of shares to be registered.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it no longer seeks to register shares of common stock underlying convertible preferred stock (the “Lender Preferred Stock”) and has removed references to registering common stock underlying Lender Preferred Stock from the Amended Registration Statement. In this regard, please note that the Company solicited stockholder approval at its annual meeting of stockholders held on July 13, 2017 with respect to a proposal to approve the issuance of 20% or more of the Company’s outstanding common stock pursuant to the Company’s second lien term loan credit agreement by and among the Company, certain of the Company’s subsidiaries, as guarantors, Wilmington Trust, National Association, as administrative agent, and the lenders party thereto (the “Second Lien Credit Agreement”). As disclosed in the Amended Registration Statement on page 5, the Company received stockholder approval of this proposal, which resulted in the 19.999% share cap and conversion price floor provisions of the Second Lien Credit Agreement no longer being applicable. Accordingly, because the terms loans under the Second Lien Credit Agreement are now fully convertible into the Company’s common stock, the Lender Preferred Stock is no longer issuable pursuant to the Second Lien Credit Agreement, and therefore, the Company no longer seeks to register the common stock underlying the Lender Preferred Stock. Please note that the Company has not revised the number of shares of common stock being registered due to the fact that pursuant to the terms of the Second Lien Credit Agreement, the term loans are convertible up to an aggregate amount of 22,727,273 shares of common stock.

Exhibit 5.1 (Opinion of counsel)

2.	In the newly filed legality opinion, counsel suggests in part that:

“By issuing this opinion, Fennemore Craig, P.C. (i) shall not be deemed to be transacting business in any other state or jurisdiction other than the State of Nevada and (ii) does not consent to the jurisdiction of any state other than the State of Nevada. Any claim or cause of action arising out of the opinions expressed herein must be brought in the State of Nevada.”

Unless the securities which are the subject of the legality opinion will only be offered and sold in the State of Nevada, please obtain and file as an exhibit a new or revised opinion of counsel that does not include such limiting language.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed a revised legality opinion of Fennemore Craig, P.C. as Exhibit 5.1 to the Amended Registration Statement, which omits the above referenced language.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.

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